[redacted]

08026828 TES

...ANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 50551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nighthawk Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Lonsdorf 201-944-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher, & Parker
(Name – *if individual, state last, first, middle name*)

301 Oxford Valley Road, Suite 602	Yardley	PA	19067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Lonsdorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANIELLE D'ORAZIO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/27/2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

NIGHTHAWK PARTNERS, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

FLYNN, HORLACHER & PARKER, P.C. • CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania

KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania

KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210

NEW JERSEY
(609) 695-2211

FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Nighthawk Partners, Inc. (an "S" Corporation) and Subsidiary as of December 31, 2007, and the related consolidated combined statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners, Inc. and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

February 5, 2008

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash (Note 3)	$ 3,518,338
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	3,500,000
Prepaid Expenses	71,397
Property and Equipment, at cost Less Accumulated Depreciation of $128,923 (Note 4)	102,679
Other Assets	25,950
	$ 7,218,364

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 512,699
Due to Stockholder	0
	512,699
Commitments and Contingent Liabilities (Notes 5, 8 & 9)	
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	6,376,860
Accumulated Other Comprehensive Income	281,008
Total Stockholder's Equity	6,705,665
	$7,218,364

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED COMBINED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2007

REVENUES	$10,699,268
OPERATING EXPENSES	
Employee Compensation and Benefits	4,107,500
Other Operating Expenses	1,021,571
TOTAL OPERATING EXPENSES	5,129,071
INCOME FROM OPERATIONS	5,570,197
OTHER INCOME	
Dividend & Interest Income	133,371
Other Income (Expense)	34,001
TOTAL OTHER INCOME	167,372
INCOME BEFORE INCOME TAXES	5,737,569
INCOME TAX PROVISION (Note 2)	0
NET INCOME	5,737,569
OTHER COMPREHENSIVE INCOME	
Defined Benefit Pension Plan Net Gains	281,008
TOTAL COMPREHENSIVE INCOME	$6,018,577

The accompanying notes are an integral part of these financial statements

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2007	$ 47,797	$8,139,291	$ 0	$8,187,088
Comprehensive Net Income		5,737,569	281,008	6,018,577
Distributions to Stockholder	-	(7,500,000)		(7,500,000)
Balance, December 31, 2007	$ 47,797	$6,376,860	$281,008	$6,705,665

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 11,699,268
Cash Paid to Suppliers and Employees	(5,195,831)
Dividend & Interest Income Received	133,371
Interest Expense Paid	-
Income Taxes (Paid) Refund	-
Net Cash Provided by (Used in) Operating Activities	6,636,808
Cash Flows from Investing Activities:	
Equipment Purchases, net	(21,371)
Net Cash Provided by (Used in) Investing Activities	(21,371)
Cash Flows from Financing Activities:	
Reduction – Stockholder Loan	-
Distributions to Stockholder	(7,500,000)
Increase (Decrease) in Other Comprehensive Income	281,008
Net Cash Provided by (Used in) Financing Activities	(7,218,992)
Net Increase (Decrease) in Cash	(603,555)
Cash – Beginning	4,121,893
Cash – Ending	$ 3,518,338
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 5,737,569
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	48,691
Decrease (Increase) in Accounts Receivable	1,000,000
Decrease (Increase) in Prepaid Expenses	2,479
Decrease (Increase) in Other Assets	2,882
Increase (Decrease) in Accounts Payable and Accrued Expenses	(154,813)
Net Cash Provided by (Used in) Operating Activities	$6,636,808

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. (the "Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company's subsidiary, Nighthawk Strategic Advisors LLC (NHSA), was incorporated under the laws of the State of Delaware on July 23, 2004. NHSA is a disregarded entity for income tax purposes and serves as an investment manager of a private investment fund. NHSA is not in operation as of December 31, 2007.

The Companies do not carry securities accounts for customers, perform custodial functions related to customers' securities or maintain customers' funds (see also Note 10).

Note 2 –Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material inter-company balances and transactions have been eliminated in consolidation.

Basis of Accounting

The Company's policy is to prepare its consolidated financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues and gains are recognized when earned. Expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company's stockholder elected under the Internal Revenue Code and New Jersey state law to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Note 3 - Cash

Cash consists of the following:

Bank Checking Account	$ 1,278,474
Prime Obligation Money Market Accounts	2,239,864
	$3,518,338

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Website	5	$ 22,000
Furniture and Fixtures	5	50,888
Machinery and Equipment	5	129,069
Leasehold Improvements	3	29,645
		231,602
Less: Accumulated Depreciation		128,923
TOTAL		$ 102,679

Depreciation expense was $48,691 for the year ended December 31, 2007.

Note 5 – Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through 2011. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending December 31:	
2008	$65,471
2009	18,108
2010	18,108
2011	18,108
Thereafter	-
	$119,795

Net lease expense charged to operations for the year was $76,731.

Note 6 – Defined Benefit Pension Plan

Effective December, 2006, the Company adopted a qualified defined benefit Cash Balance Plan covering substantially all employees. The benefits are based on a stated account balance. The Company's funding policy is to make contributions within the range allowable for federal income tax purposes. The Company's financial statement accounting for the defined Benefit Pension Plan is in accordance with FASB Statement No. 158.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

	December 31,2007
Fair value of plan assets at December 31, 2007	$703,127
Benefit obligation at December 31, 2007	796,858
Funded status (Liability for pension benefits) at December 31, 2007	$ (93,731)

	Year Ended December 31, 2007
Components of Net Periodic Pension Cost:	
Service Cost	$ 371,860
Interest Cost	35,698
Expected return on plan assets	(32,819)
Net Periodic Pension Cost	$ 374,739
Other Comprehensive Income	(281,008)
	$ 93,731

Note 6 – Defined Benefit Pension Plan (Continued)

	Year Ended December 31, 2007 Continued
Employer contributions	$ 484,101
Plan participants' contributions	$ 0
Benefits paid	$ 0

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 4.52% and 0%, respectively. The expected long-term rate of return on assets was 7.50%.

The Company's pension plan weighted-average asset allocations at December 31, 2007 by asset category are as follows:

Asset Category	Plan Assets at December 31, 2007
Equity Securities	96.0%
Debt Securities	0%
Real Estate	0%
Other	4.0%
Total	100%

Note 6 – Defined Benefit Pension Plan (Continued)

The Company's target asset allocation as of December 31, 2007 by asset category, is as follows:

Asset Category	
Equity Securities	70-100%
Debt Securities	0-20%
Real Estate	0-20%
Other	0-20%

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The Investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute approximately $389,300 to its pension plan in 2008.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008 - 2012	$ 0
2013 - 2017	$3,669,000

Note 7 – Employee Benefit Plans

Effective January 1, 2004, the Company adopted a qualified non-contributory defined contribution pension plan covering substantially all employees. The contributions are based on the discretion of management. Employees are vested immediately. The Company's 2007 contribution to the plan, charged to operations, was $67,000.

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the plan.

Note 8 – Concentration of Credit Risk

Cash Balance

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2007, the Company had cash on deposit not covered by FDIC insurance of approximately $3,324,070.

Note 9 – Net Capital Requirements

As a registered securities broker-dealer and futures introducing broker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1), the Commodity Futures Trading Commission (CFTC) Regulation 1.17, and the National Futures Association (NFA) Rule 7001, which requires the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 and the Company had net capital, as defined, of $2,960,842, which was $2,915,842 in excess of its required net capital of $45,000. The Company's net capital ratio was .17 to 1.

Note 10 – 15c3-3 Exemption

The Company does not carry or clear customer accounts. Therefore, the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 under Rule 15c3-3(k)(2)(i).

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (and CFTC's Regulation 1.17)

As of December 31, 2007

Net Capital

Total Consolidated Stockholder's Equity		$ 6,705,665
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Stockholder's Equity Qualified for Net Capital		6,705,665
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits-Deferred Income Taxes Payable		-
Total Capital and Allowable Subordinated Borrowings		6,705,665
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$3,500,000	
Prepaid Expenses	71,397	
Fixed Assets (Net)	102,679	
Other Assets	25,950	
		(3,700,026)
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		3,005,639
Haircuts on Securities:		
Money Market		(44,797)
Net Capital		$2,960,842

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$ 0
Accrued Expenses	512,699
Total Aggregate Indebtedness	$ 512,699

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (and CFTC's Regulation 1.17)

As of December 31, 2007

Computations of Basic Net Capital Requirement:

Minimum Net Capital Required	$ 45,000
Excess Net Capital at 1,500 Percent	$ 2,915,842
Excess Net Capital at 1,000 Percent	$ 2,909,572
Ratio Aggregate Indebtedness to Net Capital	.17 to 1

Reconciliation with Company's Computation:

Net Capital, as Reported in Company's Part II A (Unaudited) FOCUS Report	$ 2,665,274
Audit Adjustment-Defined Benefit Pension Plan	295,568
Net Capital, Per Above	$ 2,960,842

NIGHTHAWK PARTNERS, INC.

REPORT ON INTERNAL CONTROL
FOR
FINANCIAL INDUSTRY REGULATORY AUTHORITY
(FINRA)

FOR THE YEAR ENDED DECEMBER 31, 2007

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

Board of Directors
Nighthawk Partners, Inc.

In planning and performing our audit of the consolidated financial statements of Nighthawk Partners, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis, A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn, Horlacher & Parker, P.C.

Flynn, Horlacher & Parker, P.C.
Yardley, Pennsylvania
February 5, 2008

END